News Release

B2Gold Announces Positive Exploration Drill Results from Fekola North Extension Zone and
Resource Infill Drilling

Vancouver, April 18, 2018 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces positive exploration drill results from the Fekola North Extension Zone extending gold mineralization to one kilometer north of the Fekola Reserve pit boundary and continuing successful resource infill drilling.

Highlights

This news release should be read in conjunction with the Fekola and Fekola North Extension schematic long section (see below or on our website with today’s news release at http://www.b2gold.com/news/2018/)

•	Recent positive drilling results in the Fekola North Extension significantly increases resource potential of the Fekola Deposit extending mineralization up to one kilometre north of the reserve pit.

•	Good-grade gold mineralization is hosted in shallow, north-plunging shoots, the same structural setting as higher-grade ore shoots in the Fekola Deposit, and remains open to the north.

•	New drill results to the North of the Fekola Resource pit boundary indicate the main higher-grade Fekola ore shoot is thicker and extends closer to surface than previously projected.

•	New good-grade drill results from infill drilling within the resource pit boundary continue to convert inferred resources to indicated category.

Fekola North Extension Exploration

A total of approximately 10,000 metres of diamond drilling have now been completed this year in the Fekola North extension. These drill results, combined with previous results, continue to convert resources to reserves within the resource pit boundary and further expand the Fekola North extension zone mineralization to now at least one km north of the Fekola reserve pit boundary, and approximately 900 metres north of the current resource pit boundary. (see longitudinal section, in the news release, and the B2Gold website (www.b2gold.com).

These drill results along with previous results confirm the potential for the Fekola deposit to increase in size significantly to the north, and indicate the potential, with further drilling for a larger open-pittable resource and reserve.

Fekola Resource Conversion
(See longitudinal section)

Infill drilling is ongoing at Fekola and continues to convert inferred resources to indicated category within the resource pit boundary. The current resource pit boundary extends beyond the Fekola reserve pit boundary approximately 50 metres below the reserve, 150 metres to the north and approximately 600 metres to the north (formerly Kiwi zone), from surface to 50 metres depth. The resource pit extension contains 720,000 ounces in the indicated category and 180,000 ounces in the inferred category, for a total potential increase of 900,000 ounces of gold1.

The recent drilling intercepted higher gold grades, in wider intercepts, than had been projected from previous drill results.

1 Please see B2Gold’s Annual Information Form 2018, which is available on SEDAR (www.sedar.com), for further information, including information regarding applicable grade and tonnage.

Highlights from Fekola Resource infill drilling results:

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
FKD_242	317.30	396.00	78.70	3.20
FKD_241	308.20	395.00	86.80	3.95
FKD_239	307.00	374.00	67.00	3.10
FKD_244	246.00	295.00	49.00	1.39
FKD_246	240.70	264.00	23.30	1.60

Infill drilling is ongoing.

Fekola North Extension

The Fekola North Extension adjoins the Fekola resource pit and extends up to one kilometre north of the Fekola reserve pit. The structural setting at Fekola North Extension is identical to that hosting the bulk of the high-grade ore in the Fekola Deposit. Recent drilling beyond the resource pit boundary to the north, along with previous drilling, has confirmed that the higher-grade Fekola mineralized shoot extends further north, in holes such as 248, 245, 250, and 253. Holes 250 and 253 are approximately 750 metres from the resource pit boundary (see table below). In addition, holes 264, 254, 261, 262 256, 258, 251 and 255 demonstrate the higher-grade shoot extends closer to surface than previously modelled, positively filling a portion of the gap between the higher-grade shoot and the shallow mineralization above, in the resource pit.

Highlights of Fekola North extension drill results:

Hole ID	From (m)	To (m)	Length (m)	Gold (g/t)
FKD_238	328.00	390.40	62.40	2.66
FKD_243	260.00	331.40	71.40	1.40
FKD_245	344.00	394.40	50.40	2.41
FKD_248	392.00	433.00	41.00	2.71
FKD_250	528.00	554.00	26.00	1.18
FKD_251	412.00	477.00	35.00	1.95
FKD_253	486.20	517.00	30.80	4.10
FKD_254	270.00	319.10	49.10	2.59
FKD_255	397.30	445.77	48.47	1.23
FKD_256	285.00	319.00	34.00	2.01
FKD_258	304.00	339.20	35.20	2.06
FKD_261	265.70	278.00	12.30	2.23
FKD_262	302.00	342.00	43.00	2.29
FKD_264	293.00	340.30	47.30	2.63

Drilling continues, and will be ongoing through the rest of 2018, to further define the Fekola North extension and further infill drill the Fekola resource. The Company will continue to release material drill results, as they become available and expects to release an updated Fekola mineral resource in the third quarter of 2018.

In addition to Fekola, the 2018 Mali exploration budget includes $7.5 million for further drilling on the Anaconda zones, in the Fekola region. The drill program is well underway and is returning positive additional results from the near-surface saprolite zones and the good gold grade bedrock zones, beneath the saprolite. Further results will be released later in the year.

QA/QC on Sample Collection and Assaying

The primary laboratories for Fekola are SGS Laboratories in Bamako, Mali and Bureau Veritas Laboratories in Abidjan, Cote d'Ivoire. Periodically, exploration samples will be analyzed at the Fekola Mine Lab. At each lab, samples are prepared and analyzed using 50g fire assay with atomic absorption finish and/or gravimetric finish. Umpire assays are used to monitor lab performance monthly.

Quality assurance and quality control ("QA/QC") procedures include the systematic insertion of blanks, standards and duplicates into the core, reverse circulation and aircore drilling sample strings. The results of the control samples are evaluated on a regular basis with batches re-analyzed and/or resubmitted as needed. All results stated in this announcement have passed B2Gold's quality assurance and quality control protocols.

Qualified Persons

Tom Garagan, Senior Vice President of Exploration at B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

About B2Gold

Headquartered in Vancouver, Canada, B2Gold Corp. is the world's new senior gold producer. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland. With the large, low-cost Fekola Mine now in production, B2Gold is well positioned in achieving transformational growth in 2018. In 2018, with the planned first full year of production from the Fekola Mine, consolidated gold production is forecast to be between 910,000 and 950,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017.

First Quarter 2018 Financial Results – Conference Call Details

B2Gold will release its first quarter 2018 results before the North American markets open on Thursday, May 10, 2018.

B2Gold executives will host a conference call to discuss the results on Thursday, May 10, 2018, at 10:00 am PDT / 1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time, or you may listen to the call via webcast by clicking http://www.investorcalendar.com/event/27596. A playback version of the call will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 7166938).

ON BEHALF OF B2GOLD CORP.

“Tom Garagan”

Senior Vice-President Exploration

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley

Vice President, Investor Relations	Manager, Investor Relations & Public Relations

604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and the NYSE American LLC neither approve nor disapprove the information contained in this news release.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including statements regarding anticipated exploration, drilling, and other activities and achievements of the Company, including but not limited to: the potential for the Fekola Deposit to increase in size significantly to the North and the potential for a larger open-pittable resource and reserve; the expansion of Fekola North extension zone; the higher grade-Fekola mineralized shoot extending further North and the higher-grade shoot extending closer to the surface; work being underway to revise geological models and the Company working towards an updated resource statement for the Fekola Project later in the year; drilling continuing and ongoing through the rest of 2018 to further define the Fekola North extension; the resource pit extension containing 720,000 ounces in the indicated category and 180,000 ounces in the inferred category, for a total potential increase of 900,000 ounces of gold; the conversion of inferred mineral resources to indicated mineral resources and mineral resources to mineral reserves; the Mali exploration budget including $7.5 million for further drilling on the Anaconda zone; the drill program being well underway and returning positive additional results and that further results will be released later in the year; the Fekola Mine being large and low-cost; consolidated gold production forecast being between 910,000 and 950,000 ounces of gold and such representing an increase in annual consolidated gold production of approximately 300,000 ounces for the Company in 2018 versus 2017; and B2Gold being well positioned in achieving transformational growth in 2018. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; uncertainty about the outcome of negotiations with the Government of Mali; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; unknown liabilities of companies acquired by B2Gold; ability to successfully integrate new acquisitions; fluctuations in exchange rates; availability of financing; risks related to financing and debt, including potential restrictions imposed on the Company’s operations as a result thereof and the ability to generate sufficient cash flows; risks related to operations in foreign and developing countries and compliance with foreign laws, including those associated with operations Mali, Namibia, the Philippine, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including local instability or acts of terrorism and the effects thereof; risks related to reliance upon contractors, third parties and joint venture partners; risks related to lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; dependence on key personnel and ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for the Company’s operations including risks related to strikes and the halting of such operations from time to time; risks related to conflict with small scale miners; risks related to failures of information systems or information security threats; the final outcome of the audit by the DENR in relation to the Masbate Project; ability to maintain adequate internal control over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; risks related to compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, the Company’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company's forward looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with U.S. standards. In particular, this news release may refer to “mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.